Exhibit 99.1

Sinovac Reports Unaudited First Quarter 2010 Financial Results

- Conference call scheduled for Thursday, May 13, 2010 at 8:00 PM EDT –

Beijing — May 13, 2010 — Sinovac Biotech Ltd. (NASDAQ: SVA), a leading China-based vaccine manufacturer, announced today its unaudited financial results for the three-month period ended March 31, 2010.

First Quarter 2010 Financial Highlights (comparisons to First Quarter 2009)

•                  Sales for the first quarter decreased 32% to $4.4 million

•                  Operating loss for the first quarter was $865,000, compared to operating income of $646,000

•                  Net loss attributable to shareholders for the first quarter was $307,000, with loss per diluted share of $0.01

•                  Cash and cash equivalents at March 31, 2010 increased to $118.9 million, reflecting the closing of the common share public offering in February 2010

Business Highlights

•                  In April 2010, Sinovac’s joint venture, Sinovac Dalian, submitted an application to China’s State Food and Drug Administration (SFDA) to commence human clinical trials for its mumps vaccine.  The proprietary mumps vaccine developed by Sinovac Dalian represents not only the first live attenuated vaccine for which Sinovac Dalian has filed a clinical trial application, but also the first candidate from the joint venture’s pipeline for which a clinical trial application has been submitted to and accepted by the SFDA since the formation of the joint venture in January 2010.

•                  In May 2010, Sinovac Biotech, through its wholly owned subsidiary Sinovac Biotech (Hong Kong) Ltd, made an initial cash contribution of 60 million RMB, or approximately $8.8 million, to Sinovac Dalian, the Company’s 30%-owned joint venture that was established in January 2010.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “As we indicated in early April, the demand for the vaccinations in the private pay market across China was unfortunately impacted by the product safety media reports that the SFDA subsequently determined to be unfounded.  As a leading supplier of hepatitis A and seasonal influenza vaccines to the private pay and public markets, our first quarter 2010 sales were impacted by the reduced industry demand.  Our domestic sales and marketing strategy is being augmented to reflect the current landscape.  We are expanding our geographic reach by focusing on the rural markets and are providing physician education programs to drive growth in the private pay market.  We continue to collaborate with our local distribution partners to obtain requisite approvals in targeted international markets, including India, Mexico and the Philippines.”

Mr. Yin continued, “Given our long term expectations for increasing demand for our vaccines products, initiatives are underway to bring on additional capacity that will enable us to both expand production of our commercialized vaccines and commence production of our pipeline vaccines in a condensed timeframe upon receipt of production licenses.  At our 300,000 square foot production facility in the Changping District, Beijing, we are targeting completion of the build-out of two new production lines in the second half of 2010.  These new production lines will have a combined annual capacity of approximately 40 million doses and will be utilized to manufacture our currently marketed flu vaccines and our pipeline EV71 vaccine.  At Sinovac Dalian’s 200,000 square foot production facility, two vaccine production lines are operational — one for animal cell cultured vaccines and one for live attenuated vaccines.”

Mr. Yin concluded, “Advancing our research and development pipeline of proprietary vaccines continues to be a critical component of our growth strategy.  Through our Sinovac Dalian joint venture, we have already submitted a clinical trial application for the mumps vaccine to the SFDA, exemplifying our commitment to building our pipeline and expanding our portfolio of commercialized vaccines.  During the quarter, we further strengthened our R&D team, adding specialists both at our headquarters and at our joint venture  Through our in-house development and in collaboration with domestic and international partners, we are advancing our robust pre-clinical development pipeline that encompasses pneumococcal conjugated vaccine, rabies vaccine, HIB vaccine, meningitis vaccine, chickenpox (varicella) vaccine, and rubella vaccine.”

Financial Review for Three Months Ended March 31, 2010

First quarter 2010 results included the consolidation of the financial results from the 30%-owned joint venture, Sinovac Dalian, following its formation in January 2010.

Sales for the first quarter of 2010 were $4.4 million, down 32% from $6.6 million for the first quarter of 2009.  The lower sales in the first quarter 2010 were attributable to the lower demand in the private pay market based on concerns over product safety given the recent media reports linking the improper storage of vaccines by a distributor to a few cases of serious adverse events in China’s Shanxi province.  The media reports, which were not related to Sinovac and its products, impacted the entire vaccine industry in China and were subsequently proven to be unfounded based on the government’s investigation.

Sinovac’s sales breakdown by product was as follows.

	Three months ended March 31
	2010	2009
Sales
Healive	$2,539,634	$4,902,315
Bilive	541,059	1,196,177
Anflu	31,796	467,607
Panflu.1 (H1N1)	1,331,410	—
Total	$4,443,899	$6,566,099

Sales of the Panflu.1 (H1N1) vaccine represented 29.96% of total sales for the three months ended March 31, 2010. The H1N1 vaccine was sold to the Chinese government in accordance with the government purchase program.

Gross profit for the first quarter of 2010 was $3.6 million, with a gross margin of 80%, compared to $5.1 million and a gross margin of 78% for the same period of 2009.  The gross margin for the first quarter of 2010 increased due to the product mix during the current year quarter.

Selling, general and administrative expenses for the first quarter of 2010 were $3.1 million, compared to $3.5 million in the same period of 2009. SG&A expenses as a percentage of first quarter 2010 sales were 70%, compared to 54% during the first quarter of the prior year. The higher SG&A expenses as a percentage of revenue resulted from the additional G&A expenses associated with the 30%-owned joint venture, partly offsetting the lower selling costs associated with the first quarter 2010 revenues.

Net research and development expenses for the first quarter 2010 were $908,000, compared to $759,000 in the same period of 2009. The increased R&D expenses in the first quarter of 2010 were primarily related to the continued development of EV71 vaccine, pneumococcal conjugated vaccine, rabies vaccines for human and animals, along with the mumps vaccine, which is currently under development at Sinovac Dalian.

Depreciation of property, plant and equipment and amortization of license and permits for the first quarter of 2010 rose to $425,000, compared to $165,000 for the same period of last year.  The increase was primarily attributable to depreciation expense at Sinovac Dalian that was included in the first quarter 2010 consolidated results.

Total operating expenses for the first quarter of 2010 were $4.4 million, compared to $4.5 million in the comparative period in 2009.

The operating loss for the three months ended March 31, 2010 was $865,000, compared to operating income of $646,000 for the same period of the prior year.  The operating loss in the first quarter of 2010 was attributable to the increased administrative expenses from Sinovac Dalian, reduced sales and higher R&D expenses.

Net income for the first quarter of 2010 included $124,000 of interest and financing expenses, $493,000 of interest and other expenses and $269,000 of income tax recovery. Net income for the same period of 2009 included $126,000 of interest and financing expenses, $93,000 of interest and other income, and $482,000 of income tax expenses. Net loss attributable to shareholders for first quarter of 2010 was $307,000, or $0.01 loss per diluted share, as compared to net income attributable to shareholders of $25,000, or $0.00 per diluted share, in the same period of 2009.

As of March 31, 2010, Sinovac’s cash and cash equivalents totaled $118.9 million, compared to $75.0 million as of December 31, 2009. The increase in cash and cash equivalents primarily reflects the contribution of approximately $62.0 million in net proceeds from the public offering of common shares, which closed in February 2010.

Recent Developments

Sinovac’s 30%-owned joint venture, Sinovac Dalian, submitted an application to the SFDA to commence human clinical trials for its mumps vaccine.  The proprietary mumps vaccine developed by Sinovac Dalian represents not only the first live attenuated vaccine for which Sinovac has filed a clinical trial application, but also the first candidate from the joint venture’s pipeline for which a clinical trial application has been submitted to and accepted by the SFDA since the formation of the joint venture in January 2010.

After receiving regulatory approval from China’s State Administration of Foreign Exchange, Sinovac Biotech, through its wholly owned subsidiary Sinovac Biotech (Hong Kong) Ltd, made an initial cash contribution of 60 million RMB, or approximately $8.8 million, to Sinovac Dalian.  Dalian Jin Gang Group, the other party, made an asset contribution, inclusive of its manufacturing facilities, production lines and land use rights, with an appraised value of 140 million RMB, or approximately $20.5 million.  Equity interest is currently divided 30% and 70% between Sinovac and Dalian Jin Gang Group, respectively. Pursuant to the agreement executed between Sinovac and Dalian Jin Gang Group, Sinovac intends to increase its equity shares to 55%, in exchange for a cash contribution of 50 million RMB, or approximately $7.3 million, on or before December 31, 2010.

2010 Guidance

Sinovac anticipates that the impact of the unfounded Shanxi media reports on the vaccine industry will gradually diminish as the SFDA has clarified that the fatalities were not connected to the vaccines; however it may take some time for public perceptions of vaccine safety to recover.  As such, the Company has adjusted its total 2010 sales expectations to the range of approximately $60.0 million to $67.0 million.  It is anticipated that the 2.15 million doses of Panflu.1 purchased by the government will be delivered to the local CDC and the remaining 8.74 million doses of Panflu.1 will be stockpiled by the government in the Company’s warehouse facility in 2010.  The revenue from the 2.15 million H1N1 vaccine doses, which are expected to be delivered this year, is included in the 2010 sales guidance. The Company expects that the revenue from the 8.74 million H1N1 vaccine doses will be recognized in 2011, if they have not been delivered before the shelf life of the vaccine expires.

In 2010, the Company expects to advance the clinical development of its pipeline products as follows: (i) to commence clinical trials in China for its enterovirus 71 (EV 71) vaccine and Japanese encephalitis vaccine upon receiving approval of its clinical trial applications from SFDA; (ii) to file the clinical trial application with the SFDA for its pneumococcal conjugate vaccine; and (iii) to commence clinical trials in China for the mumps vaccine under development at Sinovac Dalian upon receiving approval for its clinical trial application from the SFDA  The Company intends to continue executing its business plan at the Sinovac Dalian and the Changping facilities to increase production capacity of its commercialized vaccines and prepare for the commercialization of its pipeline products.

Conference Call Details

The Company will host a conference call on Thursday, May 13, 2010 at 8:00 p.m. EDT (8:00 a.m. on May 14, 2010 China Standard Time) to review the Company’s financial results for the first quarter ended March 31, 2010 and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11:00 p.m. EDT on May 13, 2010 until May 27, 2010. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 350462. A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com. A webcast replay can be accessed on the corporate website beginning May 13, 2010 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac’s commercialized vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (seasonal influenza), Panflu™ (pandemic influenza (H5N1)), and Panflu.1™ (pandemic influenza A (H1N1)). Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, pneumococcal infection, Japanese encephalitis, and human rabies. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines. Its 30%-owned joint venture, Sinovac Dalian, focuses on the research, development, manufacturing and commercialization of vaccines, such as rabies, chickenpox, mumps and rubella vaccines for human use.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Helen G. Yang

Sinovac Biotech Ltd.

Tel:  +86-10-8289-0088 x9871

Fax:  +86-10-6296-6910

Email: info@sinovac.com

Investors:

Amy Glynn/Stephanie Carrington

The Ruth Group

Tel:  +1-646-536-7023/7017

Email: aglynn@theruthgroup.com

scarrington@theruthgroup.com

Media:

Janine McCargo

The Ruth Group

Tel:  +1-646-536-7033

Email:  jmccargo@theruthgroup.com

SINOVAC BIOTECH LTD.

Incorporated in Antigua and  Barbuda

Consolidated Balance Sheets

(Unaudited)

(Expressed in U.S. Dollars)

	March 31,	December 31,
	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$118,932,465	$74,953,212
Restricted cash	6,440	64,400
Short-term investments	8,338,088	7,313,149
Accounts receivable — net	22,713,648	24,540,134
Inventories	13,779,138	9,599,118
Prepaid expenses and deposits	802,158	466,346
Due from related party	3,286,046	—
Deferred tax assets	1,133,010	1,375,174

Total current assets	168,990,993	118,311,533

Property, plant and equipment	40,624,385	22,306,688
Deposits for acquisition of assets	8,264,946	—
Long-term inventories	2,642,242	2,642,734
Deferred tax assets	507,363	520,077
Licenses and permits	595,660	695,109
Due from related party	3,286,046	—
	$224,911,635	$144,476,141
Total assets

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$17,700,151	$17,697,821
Accounts payable and accrued liabilities	11,163,976	17,784,509
Income tax payable	3,786,171	6,413,734
Deferred revenue	5,153,407	5,386,749
Deferred research grants	1,360,908	1,331,476
Deferred tax liability	1,835,953	1,398,123
Total current liabilities	41,000,566	50,012,412

Deferred government grants	2,581,188	2,646,669
Loans payable	8,264,946	—
Long term payable	407,847	407,794
Deferred revenue	6,943,738	6,942,824
Total long term liabilities	18,197,719	9,997,287

Total liabilities	59,198,285	60,009,699

Commitments and contingencies

EQUITY

Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock	54,097	42,585
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 54,097,261 (2009—42,585,261)
Additional paid in capital	104,493,734	42,533,876
Accumulated other comprehensive income	4,232,442	4,225,196
Dedicated reserves	9,863,251	9,863,251
Retained earnings	13,685,977	13,993,287

Total stockholders’ equity	132,329,501	70,658,195
Non-controlling interests	33,383,849	13,808,247
Total equity	165,713,350	84,466,442
Total liabilities and equity	$224,911,635	$144,476,141

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

Three Months Ended March 31, 2010 and 2009

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended
	March 31
	2010	2009
Sales	$4,443,899	$6,566,099

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $104,793 (2009-$104,633)	883,475	1,447,770

Gross profit	3,560,424	5,118,329

Selling, general and administrative expenses	3,092,248	3,547,623

Research and development expenses - net of $17,554 (2009 - $58,311) in government research grants	907,959	759,441

Depreciation of property, plant and equipment and amortization of licenses and permits	425,427	164,869

Total operating expenses	4,425,634	4,471,933
Operating income (loss)	-865,210	646,396

Interest and financing expenses	-124,375	-126,200

Interest income and other income (expenses)	-492,592	93,131

Income (loss) before income taxes and non-controlling interests	-1,482,177	613,327

Income tax recovery (expenses)	269,479	-481,768

Consolidated net income (loss) for the period	-1,212,698	131,559

Loss (income) attributable to non-controlling interests	905,388	-106,880

Net income (loss) attributable to stockholders	$-307,310	$24,679

Net income (loss)	$-1,212,698	$131,559
Other comprehensive income
Foreign currency translation adjustment	8,723	64,899
Total comprehensive income (loss)	-1,203,975	196,458
Comprehensive loss (income) attributable to non-controlling interests	903,911	-123,043
Comprehensive income (loss) attributable to stockholders	$-300,064	$73,415

Earnings (loss) per share — basic and diluted	$-0.01	$0

Weighted average number of shares of common stock outstanding
— Basic and Diluted	49,873,422	42,890,695

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Statements of Cash Flows

Three Months Ended March 31, 2010 and 2009

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended
	March 31
	2010	2009

Cash flows used in operating activities
Net income (loss) for the period	$(1,212,698)	$131,559
Adjustments to reconcile net income to net cash used in operating activities:
- deferred income taxes	692,520	157,394
- stock-based compensation	103,664	66,503
- inventory provision	16,206	—
- provision for doubtful accounts	—	868,938
- write-off equipment and loss on disposal	687,095	(9,783)
- research and development expenditures qualified for government grant	(17,554)	(58,311)
- depreciation of property, plant and equipment and amortization of licenses and permits	891,007	483,670
- deferred government grant recognized in income	(65,830)	(51,316)
- accounts receivable	1,829,731	(2,462,999)
- inventories	(3,771,749)	(2,331,763)
- income tax payable	(2,628,408)	(885,252)
- prepaid expenses and deposits	(335,770)	30,904
- long term payable, deferred revenue and advances from customers	(234,054)	—
- accounts payable and accrued liabilities	(6,100,581)	(2,771,775)

Net cash used in operating activities	(10,146,421)	(6,832,231)

Cash flows from (used in) financing activities
- Loan proceeds	8,265,031	—
- Proceeds from issuance of common stock net of share issuance costs	61,867,706	—
- Repurchase of common shares	—	(319,643)
- Loan to non-controlling shareholder of Sinovac Beijing	(6,572,159)	(1,460,600)
- Government grant received	46,811	—

Net cash provided by (used in) financing activities	63,607,389	(1,780,243)

Cash flows used in investing activities
- Restricted cash	57,961	—
- Proceeds from disposal of equipment	189,876	—
- Proceeds from redemption of short-term investments	7,314,187	—
- Purchase of short-term investments	(8,338,173)	—
- Prepaid for acquisition of new facility	(8,265,031)	—
- Acquisition of property, plant and equipment	(448,165)	(1,011,492)

Net cash used in investing activities	(9,489,345)	(1,011,492)

Exchange gain on cash and cash equivalents	7,630	38,743

Increase in cash and cash equivalents	43,979,253	(9,585,223)

Cash and cash equivalents, beginning of period	74,953,212	32,894,102
Cash and cash equivalents, end of period	$118,932,465	$23,308,879
Supplemental disclosure of cash flow information:
Cash paid for interest	$268,279	$123,402
Cash paid for income taxes	$1,653,353	$1,209,626

Supplemental schedule of non-cash activities:

Acquisition of property, plant and equipment included in Accounts payable and accrued liabilities	$798,541	$1,092,789